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                             November 17, 2023

       Ke Chen
       Chief Executive Officer
       WF International Ltd.
       No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road Chengdu, Sichuan, China, 610041

                                                        Re: WF International
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 8,
2023
                                                            File No. 333-275382

       Dear Ke Chen:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed November 8, 2023

       Prospectus Cover Page, page 1

   1. Please revise to disclose Mr. Chen's ownership after the offering assuming the overallotment is
exercised, in addition to the current disclosure.
       General

   2. We note the changes you made to your disclosure appearing on the cover page and Risk
                                                        Factor section relating
to legal and operational risks associated with operating in China and PRC regulations. It
is unclear to us that there have been changes in the regulatory environment in the PRC
since the last draft registration statement amendment submitted on September 7, 2023,
warranting revised disclosure to mitigate the challenges you face and related
disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to
the risk that the PRC government may intervene in or influence your operations at any time,
or may exert control over operations of your business, which could result in a material
change in your operations and/or the value of the securities you are
 Ke Chen
WF International Ltd.
November 17, 2023
Page 2
       registering for sale. We remind you that, pursuant to federal securities rules, the term
          control    (including the terms    controlling,       controlled by,
  and    under common control
       with   ) as defined in Securities Act Rule 405 means    the possession,
direct or indirect, of
       the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.    The
       Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC
       government   s intent to strengthen its regulatory oversight conveys the same risk. Please
       restore your disclosures in these areas to the disclosures as they existed in the last draft registration statement amendment submitted on September 7, 2023.
3. We note that in your response to prior comment 1 you state the two leases were registered on September 27, 2023 and that you removed the prior risk factor disclosure. Please revise to provide clear disclosure throughout the filing of the prior failure to register the two lease agreements with the relevant government authorities. Please specify the governmental authorities with whom the leases were filed, any fines or penalties due to the failure to register, and whether this failure to register has or may in the future impact the other regulatory permissions you have received or will receive. Please add risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameKe Chen
                                                             Division of
Corporation Finance
Comapany NameWF International Ltd.
                                                             Office of Real
Estate & Construction
November 17, 2023 Page 2
cc:       Richard I. Anslow
FirstName LastName